1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

February 12, 2015

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)

(Securities Act File No. 333-179904 and

Investment Company Act File No. 811-22649)

Post-Effective Amendment No. 108

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 108 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Short Maturity Municipal Bond ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on October 16, 2014. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: The Principal Investment Strategies indicate that the Fund primarily invests in U.S. dollar-denominated investment-grade short-term fixed- and floating-rate municipal securities. Please confirm that investing in below investment-grade bonds is not a principal strategy or principal risk.

Response: The Trust confirms that investing in below investment-grade bonds is not currently a principal strategy or principal risk. The Fund will invest primarily in investment-grade securities.

Comment 2: The Division of Investment Management takes the position that a “short-term” bond fund should have a dollar-weighted average maturity of no more than 3 years. Please add a statement to this effect in the prospectus, or in the alternative, consider changing the name of the Fund from “short-term” to “short-duration” in order to avoid this requirement.

Response: The Trust has added the following disclosure to the Fund’s prospectus: “Under normal circumstances, the Fund will also seek to maintain a weighted average maturity that is less than three years. Weighted average maturity is a U.S. dollar-weighted average of the remaining term to maturity of the underlying securities in the Fund’s portfolio. For the purposes of determining the Fund’s weighted average maturity, a security’s final maturity date, or for amortizing securities such as asset-backed and mortgage-backed securities, its weighted average life, will be used for calculation purposes.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Edward Baer

Katherine Drury